SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

Ambow Education Holding Ltd.

(Name of Issuer)

American Depositary Shares (“ADSs”),
each representing two Class A Ordinary Shares, par value $0.00001 per Ordinary Share

(Title of Class of Securities)

02322P101

(CUSIP Number)

March 22, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                 Rule 13d-1(b)

☒                 Rule 13d-1(c)

☐                 Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 02322P101	Page of 2 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) McGraw Hill Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY	6	SHARED VOTING POWER 0
OWNED BY EACH	7	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13G

CUSIP No. 02322P101	Page of 3 of 6

ITEM 1 (a):          Name of Issuer:

Ambow Education Holding Ltd.

ITEM 1(b):   Address of Issuer’s Principal Executive Offices:

18th Floor, Building A, Chengjian Plaza, No. 18
BeiTaiPingZhuang Road, Haidian District, Beijing
100088
People’s Republic of China

ITEM 2 (a):         Name of Person Filing:

McGraw Hill Financial, Inc.

ITEM 2(b):       Address of Principal Business Office or, if None, Residence:

        1221 Avenue of the Americas
New York, NY 10020

ITEM 2(c):   Citizenship:

New York

ITEM 2(d):   Title of Class of Securities:

American Depositary Shares (“ADSs”), each representing two Class A Ordinary Shares, par value $0.00001 per Ordinary Share

ITEM 2(e):   CUSIP Number:

02322P101

ITEM 3:	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐ Investment company registered under Section 8 of the Investment Company Act.
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule
13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule
13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit

SCHEDULE 13G
CUSIP No. 02322P101	Page of 4 of 6

Insurance Act;
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:                  Ownership.

(a)	Amount Beneficially Owned:
0

(b)	Percent of Class:
0%

(c)	Number of shares as to which such persons have:

(i)	Sole power to vote or to direct the vote:
0

(ii)	Shared power to vote or to direct the vote:
0

(iii)	Sole power to dispose or to direct the disposition of:
0

(iv)	Shared power to dispose or to direct the disposition of:
0

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6:                 Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

ITEM 7:                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

SCHEDULE 13G

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ITEM 8:                 Identification and Classification of Members of the Group.

Not applicable

ITEM 9:                 Notice of Dissolution of a Group.

Not applicable

ITEM 10:               Certification.

Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein. By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 2013

                      McGraw Hill Financial, Inc.

By:	/s/ Kenneth M. Vittor
Name:	Kenneth M. Vittor
Title:	Executive Vice President and General Counsel